DC

NO ACT
PE 12.12.02
1-35

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006073

January 24, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

Re: General Electric Company
Incoming letter dated December 12, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to GE by Arthur A. Gavitt. We also have received a letter from the proponent dated January 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Arthur A. Gavitt
EPS X-13910
P.O. Box 02-5261
Miami, FL 33102

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8*229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

RECEIVED
2002 DEC 16 PM
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2002

RECEIVED
DEC 1 3 2002
181

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

W. A. Carrington
Arthur A. Gavitt ✓
James M. Geyer

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 6, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (2), (3), and (6)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Arthur A. Gavitt

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Arthur A. Gavitt:

> Because of the multitude of illicit benefits bestowed on Mr. Welch, and the collusion and fraud exemplified by the actions of the Board of Directors all "executive stock option program(s),["] and all "executive bonus program(s)" will be permanently discontinued. All monies gained by any member of the Board of Directors via the "executive stock option program(s)" and the "executive bonus program(s)" who also function as an executive of General Electric Corporation [sic] shall return all monetary gains incurred during the 1990-1999 decade.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(2) because implementation of the Proposal would cause GE to violate the law; (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; (iv) Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and (v)

Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law.

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. See Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that "all 'executive stock option program(s)' and all 'executive bonus program(s)' [collectively, the "Programs"] will be permanently discontinued," and that executives of GE who were also directors and received benefits from the Programs "shall return all monetary gains incurred during the 1990-1999 decade" (emphasis added). The Proposal therefore is not precatory, instead requiring that GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. The Proposal, If Implemented, Would Require GE to Violate the Law.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE through the Programs, but also -- since the Proposal would require that the Programs be "permanently discontinued" -- to all of GE's outstanding compensation arrangements in connection with the Programs. Since GE has outstanding contractual obligations to pay executive officers compensation pursuant to the Programs, the Proposal would require GE to breach outstanding contractual obligations with its executive officers and, thus, violate state law.

As noted above, the Proposal on its face will of necessity have retroactive effect. Thus, in the case of GE's outstanding compensatory arrangements under the Programs, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements.

For example, GE has granted awards under the GE 1990 Long-Term Incentive Plan, as Amended and Restated, to various executive officers. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. For example, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in International Business Machines Corporation (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, including some involving share owner proposals by the instant proponent, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements or otherwise violate state law. See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); Whitman Corporation (February 15,

2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract"); Public Service Electric & Gas Co. (February 2, 1978) (permitting omission of a share owner proposal submitted by the instant proponent because the provision of employee benefits to share owners "could not be provided in a manner consistent with New Jersey statutory and case law"); and Pennsylvania Power & Light Co. (January 30, 1978) (permitting omission of a share owner proposal submitted by the instant proponent because the provision of employee benefits to share owners would "require the [c]ompany to make dividend distributions to the [c]ompany's shareholders which would be illegal under Pennsylvania law").

For all of the above reasons, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2).

III. GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power or authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

Furthermore, the Proposal also would require that any executive officer who also serves as a director of GE must "return all monetary gains incurred during the 1990-1999 decade" as a result of the Programs. GE has no control over what its executives do with their "monetary gains" and, as such, GE lacks the power or authority to implement the Proposal.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. See, e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra. Accordingly, the Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company

(October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); and Pennsylvania Power & Light Co. (January 30, 1978) (permitting omission of a proposal submitted by the instant proponent relating to share owner participation in employee benefit programs as "inherently vague and indefinite" unless the proponent revised the proposal to make certain terms more specific).

The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "monetary gains." Do "monetary gains" include all compensation, such as salary, perquisites, stock options, and other awards in connection with the Programs? In addition, how does the Proposal treat deferred compensation for purposes of the term "monetary gains"? If stock options constitute "monetary gains," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? The Proposal offers no guidance whatsoever with respect to such critical issues.

The Proposal is also especially troublesome when one recognizes that GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various GE long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development. The Proposal, by requiring that the Programs be "permanently discontinued," does not explain how or to what extent GE is to address such issues, and ignores the fact that GE is not free to breach existing contractual commitments or to recover monies previously paid.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal Is False and Misleading.

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A share owner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A share owner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation."

Therefore, even if the Staff does not concur that the Proposal is so vague and indefinite under Rule 14a-8(i)(3) as to require omission of the Proposal in its entirety, the following statements and assertions are false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation."

- "The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion; against General Electric Corporation and it's Share Owners."

- "The collusion and complicity in the self enrichment programs, specifically the 'Executive Stock Option Program(s)' and all self endorsed 'Executive Bonus Programs' are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation."

- "Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation."

- "The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski."

- "Because of the multitude of illicit benefits bestowed on Mr. Welch, and the collusion and fraud exemplified by the actions of the Board of Directors all 'executive stock option program(s),['] and all 'executive bonus program(s)' will be permenently [sic] discontinued."

There are numerous no-action letters that support the exclusion of these statements as false and misleading because they impugn the character and integrity of the members of GE's Board of Directors and management without factual foundation. Although the proponent is allowed to set forth his opinion in the supporting statement (see, e.g., Marriott International, Inc. (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), the proponent cannot impugn the character and integrity of the Board or management without factual foundation. See, e.g., Honeywell International Inc. (October 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

The proponent has no basis for asserting that GE made a "concerted effort" to conceal Mr. Welch's compensation, nor does he have any basis for charging that Mr. Welch received "illicit benefits" or that there has been any "violation of [the Board's] fiduciary responsibility." The proponent also has presented no factual support for his contention that the Company's Board of Directors was "polluted," was involved in acts of "fraud," "collusion," or improper "complicity," or caused or allowed any other action that is "contradictory to ethics." In addition, the proponent provides no factual support or citation for his statement that GE's reputation has been "severely diminished" in connection with any benefits provided to Mr. Welch. These statements and assertions are inflammatory on their face and impugn the character and integrity of GE's Board and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9.

Furthermore, it is false and misleading, and again impugns the character and integrity of the members of the Board of Directors and management without factual foundation, to suggest that "[t]he public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski." This reference to Tyco and Mr. Kozlowski is entirely gratuitous and appears to suggest that GE has somehow done something improper or untoward that would cause its current state of affairs to be compared to the corporate meltdown at Tyco. The proponent offers no evidence or other factual support that would indicate any similarities between the Company and Tyco, or between Mr. Welch and Mr. Kozlowski. The proponent's use of the terms "Tyco" and "Mr. Kozlowski" is simply an inflammatory attempt to sully the character and integrity of the members of the Board and management by using a false and misleading guilt-by-association tactic in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., General Motors Corporation (April 3, 2002) (requiring the proponent to delete the phrase "an Enron-type practice"); Southwest Airlines Co. (March 25, 2002) (requiring the proponent to delete the phrase "Enron director 'side deals'," as well as various sentences and a reference to a news article in connection with such phrase); PG&E Corporation (March 1, 2002) (requiring the proponent to delete the phrases "a widely criticized practice of the once high-flying and now bankrupt Enron" and "Enron-type practices," as well as various statements in connection with those phrases); and PG&E Corporation (February 28, 2002) (requiring the proponent to delete the phrase "Enron-type director links," as well as various statements in connection with such phrase).

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). See also, remarks by Marty Dunn, Deputy Director of the SEC's Division of Corporation Finance, Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (copy enclosed).

Should the Staff determine not to exclude the entire Proposal, there are numerous recent no-action letters that would support the exclusion of each of the aforementioned statements and assertions as false and misleading under Rule 14a-8(i)(3), or that otherwise would require the proponent to revise them to provide additional factual support or citations. See, e.g., J. Alexander's Corporation (April 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (March 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (March 21, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); and General Electric Company (January 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff).

If the Staff does not agree that the aforementioned statements and assertions should be deleted in their entirety, GE believes that the statements should be recast as the proponent's personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (noting that various statements in the proposal may be omitted unless the proponent recast them as the proponent's opinion); Marriott International, Inc. (March 14, 2002) (same); The Home Depot, Inc. (April 4, 2000) (same).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Gavitt is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Mr. Arthur A. Gavitt
EPS X-13910, P.O. Box 02-5261
Miami, FL 33102

EXHIBIT A

BWH

October 9, 2002

OCT 18 2002

J. R. IMMELT

RECEIVE

OCT 21 2002

B. W. HEINEMAN

General Electric Corporation
3135 Easton Turnpike
Fairfield, Connecticut 06431
Attention: Mr. Jeffrey Immelt, Chairman

Dear Mr. Immelt:

I hereby submit my share owner proposal for inclusion in the next annual share owner meeting. Additionally, I enclose copies of Waterhouse Securities Incorporated monthly statements verifying my continued ownership of 300 shares of General Electric Stock, before January 2001, through September 30, 2002. I still retain ownership of the same 300 shares.

INTRODUCTION:

Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation. The monies, and benefits Mr. Welch received, were revealed in court documents filed on behalf of Mr. Welch's Wife seeking legal redress in their highly publicized divorce proceedings. The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion, against General Electric Corporation and it's Share Owners. The collusion and complicity in the self enrichment programs, specifically the "Executive Stock Option Program(s)" and all self endorsed "Executive Bonus Programs" are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation. The growth of General Electric Corporation during the 1990-1999 period was also a period of phenomenal economic growth of most established American Corporations. To credit Mr. Welch personally with the success of General Electric Company during the previously mentioned decade is an exaggeration and a fallacy. Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation. The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski.

SHARE OWNER PROPOSAL

BECAUSE OF THE MULTITUDE OF ILLICIT BENEFITS BESTOWED ON MR. WELCH, AND THE COLLUSION AND FRAUD EXEMPLIFIED BY THE ACTIONS OF THE BOARD OF DIRECTORS ALL "EXECUTIVE STOCK OPTION PROGRAM(S), AND ALL "EXECUTIVE BONUS PROGRAM(S)" WILL BE PERMENENTLY DISCONTINUED. ALL MONIES GAINED BY ANY MEMBER OF THE BOARD OF DIRECTORS VIA THE "EXECUTIVE STOCK OPTION PROGRAM(S)" AND THE "EXECUTIVE BONUS PROGRAM(S)" WHO ALSO FUNCTION AS AN EXECUTIVE OF GENERAL ELECTIRIC CORPORATION SHALL RETURN ALL MONETARY GAINS INCURRED DURING THE 1990-1999 DECADE.

Sincerely,

Arthur A. Gavitt
EPS X-13910 P.O. Box 02-5261
Miami, Florida 33102

Copy: Harvey Pitt, Securities & Exchange Commission

2003 JAN 16 PM 12: 14
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 6, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Arthur A. Gavitt

Gentlemen and Ladies:

I am offering my response to that offered by Eliza W. Fraser dated December 12, 2002. My proposal specifically offers the Share Owner(s) an opportunity to effect some penalty for the disgraceful conduct displayed by the General Electric Board of Directors, and Mr. Jack Welch. Apparently my proposal disturbs those involved in such indecent acts. I cannot respond as eloquently as the Attorneys who are paid to offer excuses for the actions as described in my proposal. My proposal indicates a desire for Officers of General Electric to behave themselves. Stop the pilferage of a great American Corporation. The Board abdicated their fiduciary responsibility by keeping secret from all Share Owners the multitude of benefits being heaped on Mr. Welch in his retirement, as publicized in international news media. It is obvious in their attempt to omit my proposal shame and guilt will be highlighted by the inclusion of my proposal. We the minority Share Owners of General Electric Corporation respectfully request that this proposal be put before the entire Share Owner Population if only to publicize the trickery and collusion that goes on in secret, behind our backs. The Officers and Board Members collectively have bestowed millions of GE shares on themselves, and will defeat any proposal that irritates them, anyway. The amounts of monies delivered to Mr. Welch, could be construed as illegal. An investigation by the Justice Department is warranted.

As it appeared via news media and as stipulated in Mrs. Welch's divorce papers pertaining to the generous gifts bestowed on Mr. Welch only then did the Share Owners learn of the largesse Mr. Welch received at Share Owners Expense. Mr. Welch attempted to conceal his wealth, and the millions of dollars he freely and illicitly accepted as gifts from his friends he put on the GE Board. With the threat of exposure hanging over him, only then did Mr. Welch offer a much greater settlement to his Wife. The millions of dollars given to Mr. Welch by the Board he was instrumental in appointing was total abdication of ethics, and fiduciary responsibility by all involved. Apparently, conspiracy by the GE Board, and Mr. Welch sufficiently disgraced those involved as News Media made note of Mr. Welch returning portions of his ill gotten loot.

Those members of the General Electric Board of Directors who also function as executives of The General Electric Corporation must pay a penalty for their indiscretions. Those "outside" Board Members who were appointed to "serve" on the Board of such a prestigious Corporation as General Electric can distribute a resume that will open hundreds of opportunities for more "money to be made". "We who were appointed by Chairman, Jack Welch must show how grateful we are, and give him anything and everything his heart may desire".

The origination of the Stock Option Program(s) and Bonus Program(s) were devised to circumvent restrictions placed as controls over self enrichment and looting by Officers of Corporations. Not much attention was paid to these obvious violations of honesty until so many scandals revealed Corporate Leaders were pilfering their "Publicly Owned Corporations". The Securities and Exchange Commission itself has been criticized for lack of leadership which resulted in the removal of Chairman Pitt. To once again restore faith and confidence in the Stock Market, and how Publicly Owned Corporations should be held accountable, permit the Minority Share Owner at least a "whisper" in Corporate Affairs.

If you have any questions, please feel free to call me at (809) 549-3571.

Very truly yours,

Arthur A. Gavitt

..cc: Eliza W. Fraser

October 9, 2002

General Electric Corporation
3135 Easton Turnpike
Fairfield, Connecticut 06431
Attention: Mr. Jeffrey Immelt, Chairman

COPY

Dear Mr. Immelt:

I hereby submit my share owner proposal for inclusion in the next annual share owner meeting. Additionally, I enclose copies of Waterhouse Securities Incorporated monthly statements verifying my continued ownership of 300 shares of General Electric Stock, before January 2001, through September 30, 2002. I still retain ownership of the same 300 shares.

INTRODUCTION:

Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation. The monies, and benefits Mr. Welch received, were revealed in court documents filed on behalf of Mr. Welch's Wife seeking legal redress in their highly publicized divorce proceedings. The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion, against General Electric Corporation and it's Share Owners. The collusion and complicity in the self enrichment programs, specifically the "Executive Stock Option Program(s)" and all self endorsed "Executive Bonus Programs" are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation. The growth of General Electric Corporation during the 1990-1999 period was also a period of phenomenal economic growth of most established American Corporations. To credit Mr. Welch personally with the success of General Electric Company during the previously mentioned decade is an exaggeration and a fallacy. Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation. The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski.

SHARE OWNER PROPOSAL

BECAUSE OF THE MULTITUDE OF ILLICIT BENEFITS BESTOWED ON MR. WELCH, AND THE COLLUSION AND FRAUD EXEMPLIFIED BY THE ACTIONS OF THE BOARD OF DIRECTORS ALL "EXECUTIVE STOCK OPTION PROGRAM(S), AND ALL "EXECUTIVE BONUS PROGRAM(S)" WILL BE PERMENENTLY DISCONTINUED. ALL MONIES GAINED BY ANY MEMBER OF THE BOARD OF DIRECTORS VIA THE "EXECUTIVE STOCK OPTION PROGRAM(S)" AND THE "EXECUTIVE BONUS PROGRAM(S)" WHO ALSO FUNCTION AS AN EXECUTIVE OF GENERAL ELECTIRIC CORPORATION SHALL RETURN ALL MONETARY GAINS INCURRED DURING THE 1990-1999 DECADE.

Sincerely,

Arthur A. Gavitt
EPS X-13910 P.O. Box 02-5261
Miami, Florida 33102
Copy: Harvey Pitt, Securities & Exchange Commission

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2002

The proposal mandates that all executive stock option programs and all bonus programs be permanently discontinued and that certain monetary gains be returned.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides GE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that GE has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised as follows:

- delete the sentence that begins "Recent revelations relating to executive compensation . . ." and ends ". . . extent of said compensation";
- delete the sentence that begins "The benefits bestowed . . ." and ends ". . . and it's Share Owners";
- delete the sentence that begins "The collusion and complicity . . ." and ends ". . . management of a Publicly Owned Corporation";
- delete the sentence that begins "Consequently, due to the deluge . . ." and ends ". . . reputation of General Electric Corporation";
- delete the sentence that begins "The public regard . . ." and ends ". . . another Mr. Kozlowski"; and

- delete the phrase that begins "BECAUSE OF THE MULTITUDE . . ." and ends ". . . ACTIONS OF THE BOARD OF DIRECTORS."

Accordingly, we will not recommend enforcement action to the Commission if GE omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor